Adit EdTech Acquisition Corp.

1345 Avenue of Americas, 33rd Floor

New York, New York 10105

November 1, 2023

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attn: Melissa Walsh, Stephen Krikorian, Charli Gibbs-Tabler, Matthew Derby

Re:	Adit EdTech Acquisition Corp.

Amendment No. 13 to Registration Statement on Form S-4

Filed October 31, 2023

File No. 333-261880

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Adit EdTech Acquisition Corp. (the “Company”) hereby respectfully requests that the effective date of the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) be accelerated by the Securities and Exchange Commission so that the Registration Statement will be declared effective under the Securities Act at 9 a.m. Eastern Time on November 3, 2023, or as soon thereafter as is practicable, or such other time as the Company or its counsel, Covington & Burling LLP, may request by telephone that such Registration Statement be declared effective.

We respectfully request that we be notified of such effectiveness by a telephone call to Brian K. Rosenzweig of Covington & Burling LLP at (212) 841-1108 and that such effectiveness also be confirmed in writing.

Respectfully,

Adit EdTech Acquisition Corp.

By:	/s/ David L. Shrier
David L. Shrier Chief Executive Officer

cc: Brian K. Rosenzweig, Covington & Burling LLP